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                                                                       EXHIBIT 4


                                  MEMORANDUM

          Re: Proposed Initial Public Offering of Equity Securities by Crown Castle International Corp. and Certain Transitional Changes Affecting Management of Crown Castle
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          This memorandum is intended to summarize the terms and conditions under which Robert A. Crown and Barbara A. Crown would agree to participate in the proposed initial public offering of equity securities by Crown Castle International Corp. ("Crown Castle") and in the implementation of certain transitional changes affecting management of Crown Castle.

     A.   Background
          ----------

          1. Robert A. Crown and Barbara A. Crown (together with certain trusts established by them, the "Crowns") currently own an aggregate of 1,465,000 shares of Class B Common Stock of Crown Castle. Crown Castle has granted options to Robert A. Crown to acquire 17,500 shares of Class B Common Stock at an exercise price of $37.54 per share.

          2. Crown Castle has advised the Crowns of its intention to complete an initial public offering (the "Offering") of its Common Stock. The Offering is expected to be underwritten on a firm commitment basis by a syndicate led by Lehman Brothers, Credit Suisse First Boston, Goldman, Sachs & Co. and Salomon Smith Barney (collectively, the "Underwriters"). Crown Castle expects to file a registration statement with the Securities and Exchange Commission ("SEC") with respect to the proposed Offering on or before June 19, 1998 and, subject to market conditions, to complete the Offering by the first week of October, 1998.
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          3.   Crown Castle has advised the Crowns that the Offering will be completed contemporaneous with a Share Exchange Agreement dated April 20, 1998 (the "Exchange Agreement"), pursuant to which (i) all the shareholders of Castle Transmission Services (Holdings) Ltd. ("CTSH") (other than Crown Castle, Telediffusion de France International S.A. ("TDF") and an affiliate of TDF) will exchange their shares of capital stock of CTSH for newly issued shares of Common Stock of Crown Castle, (ii) the affiliate of TDF will exchange its shares of capital stock of CTSH for newly issued shares of Class A Common Stock of Crown Castle, and (iii) CTSH will become an 80% owned subsidiary of Crown Castle and TDF will own the remaining 20% of CTSH. These transactions are collectively referred to as the "Rollup." Contemporaneous with the Rollup, certain existing stockholders of Crown Castle will be requested to execute a Stockholders Agreement (the "New Stockholders Agreement"), which is intended to amend and restate the existing Amended and Restated Stockholders Agreement dated as of August 15, 1997, as amended (the "Existing Stockholders Agreement"). The Crowns have advised Crown Castle that they would be willing to become parties to the New Stockholders Agreement, subject to satisfactory completion of the matters set forth herein. Concurrently with the Rollup, Crown Castle will complete a recapitalization pursuant to which, among other things, the Crowns would exchange their shares of Class B Common Stock for 1,465,000 shares of newly issued Common Stock of Crown Castle, and the outstanding options held by Mr. Crown will be modified so that they apply to 17,500 shares of Common Stock.
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          4.   The parties acknowledge that the implementation of certain of the arrangements set forth herein will require modification to certain provisions of the New Stockholders Agreement and such modification shall require, and be subject to, the approval of all parties to the New Stockholders Agreement. In addition to any approval required pursuant to the previous sentence, the parties acknowledge that this memorandum (or certain provisions hereof) may require the approval of TDF under the Exchange Agreement and this memorandum (or such provisions, as applicable) shall be subject to any such approval of TDF prior to the closing of the Offering. Crown Castle will use its best efforts to obtain, as soon as possible, all such approvals and any other consents or approvals as may be required to implement the provisions of this memorandum.

     B.   Sale of Crown Stock in the Offering
          -----------------------------------

          1. The parties intend for the Offering to be structured in a manner that will allow the Crowns to sell (a) 50% (or such lesser percentage as the Crowns may determine) of their current holdings of shares of Crown Castle Common Stock and (b) any additional shares that the managing underwriter of the Offering shall be of the opinion would not adversely affect the marketing of the shares of Common Stock to be sold by Crown Castle in the Offering. Crown Castle will pay for all registration and filing fees, printing expenses, fees and disbursements of counsel for Crown Castle and the Crowns and independent public accountants for Crown Castle, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of
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               Securities Dealers, Inc., transfer taxes and fees of transfer agents and registrars associated with such sale by the Crowns. If, after the marketing of the Common Stock has commenced, the managing underwriter is of the opinion that the number of shares to be offered in the Offering should be reduced, the number of shares offered by the Crowns and Crown Castle in the Offering shall be reduced pro rata in proportion to the aggregate number of shares offered by each of the Crowns and Crown Castle in the preliminary prospectus ("red herring") in connection with the Offering. The parties understand that there can be no assurance that the Offering will occur or that the Crowns will be able to sell 50% of their current holdings of shares of Crown Castle Common Stock in the Offering.

          2. Upon the successful closing of the Offering (as defined in item D.8., below), Crown Castle will grant to Robert A. Crown additional options to purchase 125,000 shares of Common Stock at the initial public offering price (granted in lieu of options from the existing stock option pool, which is being terminated). The terms of such options will be consistent with those of options to be granted to other members of most senior executive level of management at the time of the Offering, but all options granted to Mr. Crown will vest no later than the termination, for any reason, of Mr. Crown's employment by Crown Castle.

          3. Crown Castle will grant to Mr. Crown options to purchase 10,000 shares of Common Stock at $37.54 per share, fully vested immediately (granted in lieu of 1997 performance bonus), whether or not the Offering is successful.
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          4.   Mr. Crown's existing options to purchase up to 17,500 shares of
               Crown Castle Common Stock shall be fully vested prior to the closing of the Offering.

          5. Crown Castle will confirm that the options referred to in items B.2, B.3 and B.4, above, and in item C.3, below, have been granted under circumstances such that they are exempt from liability under Section 16 of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16b-3 thereunder.

          6. At the closing of the Offering the Crowns will execute and deliver an appropriate and customary lock-up agreement in favor of the Underwriters, so long as (a) the lock-up period extends no more than six (6) months after the closing of the Offering; (b) the lock-up agreement identifies mutually agreeable categories of permitted transferees, such as trusts or other entities controlled by the Crowns, to which the Crowns may transfer shares within such six-month period without approval by any of the Underwriters; and (c) the terms of the lock-up agreement are at least as favorable to the Crowns as those applicable to any other stockholder or officer or director of Crown Castle. If the Crowns elect to participate in the Offering, the Crowns also will execute and deliver an appropriate and customary underwriting agreement in favor of the Underwriters simultaneously with Crown Castle's execution and delivery of the same underwriting agreement, so long as, it being understood that, insofar as Crown Castle is concerned, (i) the Crowns are not required to make any representations or warranties of any nature other than (w) ownership of and clear title to the shares to be sold, (x) authority and power to enter into the underwriting
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               agreement and to sell their shares in the Offering, (y) upon delivery of and payment for the shares to be sold the Underwriters will acquire valid and clear title to such shares, and (z) the completeness and accuracy of the descriptions in the registration statement and prospectus prepared in connection with the Offering relating to the Crowns and provided by the Crowns to Crown Castle and/or the Underwriters specifically for use therein; (ii) the Crowns are not required to indemnify the Underwriters and their affiliates other than for losses, claims, damages or liabilities arising in connection with an untrue statement or omission in the registration statement or prospectus relating to or arising from any breach of the representations and warranties in clause (i), above, and provided that the maximum amount of the Crowns' indemnification liability will not exceed the proceeds received by them from the sale of their shares in the Offering; (iii) the Crowns are not required to make any certifications or execute any additional documentation other than such certificates and agreements as are necessary and typical to transfer shares in transactions of this type, including but not limited to custody agreements, stock powers and proxies relating to the shares to be sold; and (iv) the terms of the underwriting agreement are at least as favorable to the Crowns as those applicable to any other selling stockholder. If the Crowns fail to execute an underwriting agreement which complies with the foregoing, their election to participate in the Offering will be null and void.
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     C.   Management Transition
          ---------------------

          1. Robert A. Crown will retain his position as Chairman of the Board of Directors, President and Chief Executive Officer of CCI for a period of six (6) months after the closing of the Offering. This period will be used to implement a transition of management which is intended to develop and promote the existing management team of CCI and to reduce the dependence upon the Crowns for day-to-day management. During this transition period, Mr. Crown will continue to groom his successor, who will report to Mr. Crown during such period. Mr. Crown's successor shall, after consultation with, and giving due regard to the recommendation of, Mr. Crown, be selected by the CCI Board and shall be approved by each of the CCI and Crown Castle Boards of Directors, and such successor will assume the title of President and Chief Executive Officer of CCI at the end of such six-month transition period (or possibly earlier, if agreed by Mr. Crown and the CCI Board of Directors). Also during this transition period, Crown Castle and the Crowns will work together to address other management needs, including (a) recruitment of additional management personnel as needed; (b) clarification and communication of the organizational structure, functions and reporting obligations within Crown Castle and CCI; (c) expanding the sales and marketing department which is specifically responsible for lease-ups and third party revenues; and (d) developing and implementing improved financial reporting functions throughout Crown Castle.

          2. At the completion of the six-month management transition period, Mr. Crown will retain his position as a director of Crown Castle and
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               will remain Chairman of the Board of Directors of CCI, assuming satisfactory implementation of the foregoing transition, but will no longer serve as President and Chief Executive Officer of CCI. Prior to the printing of the preliminary prospectus relating to the Offering, Mr. Crown and Crown Castle will enter into a mutually satisfactory two-year agreement to take effect at the completion of the management transition period (or earlier, if agreed by Mr. Crown and the CCI Board of Directors) and which will address the following, as well as any additional points agreed upon by the parties:

                    . Mr. Crown will provide such services to Crown Castle and CCI as are reasonably requested by the Board of Crown Castle in the context of Mr. Crown's schedule and other responsibilities, and will report to the Board of Directors of Crown Castle.

                    . Continuation of cash compensation to Mr. Crown of $300,000 annually for two years, which obligation will continue notwithstanding termination, for any reason other than termination for "cause," of the agreement. In addition, Mr. Crown will receive a severance benefit at the end of such two-year period, payable as cash compensation of $300,000 for the year following such two-year period unless terminated for "cause." Additional compensation may be paid to Mr. Crown in consideration of additional services and/or the provision of value to Crown Castle and CCI at the discretion of the Compensation
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                         Committee of the Crown Castle Board. As used herein,
                         "cause" shall mean conviction of or a plea of guilty or nolo contendere to any criminal violation involving dishonesty, fraud or breach of trust, or any felony which materially adversely affects Crown Castle.

                    . Administrative matters such as provision by CCI of Mr. Crown's current office space so long as he serves as Chairman of CCI and an administrative assistant of Mr. Crown's choice to support him in his efforts.

                    . Maintenance of a vehicle of Mr. Crown's choice to be owned or leased and maintained by CCI for the benefit of Mr. Crown at an annual cost to CCI not to exceed $12,000 plus routine vehicle maintenance and operating costs.

                    . Maintenance by CCI of a golf membership at Southpointe Golf Club for the benefit of Mr. Crown.

                    . Maintenance by CCI of wireless services such as a cellular phone and pager for use of Mr. Crown.

          3. Maintenance by CCI of health insurance, hospitalization and other employee benefits comparable to other senior executives for Mr. and Mrs. Crown and their dependents

          4. Reimbursement by CCI of reasonable travel expenses incurred by Mr. Crown in connection with CCI business, including reasonable charter fees for the use of private aircraft
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               Mr. Crown will not be obligated to enter into any noncompete or other similar agreement Whether or not the Offering is successful, Crown Castle will grant to Robert Coury options to purchase a total of 12,000 shares of Crown Castle Common Stock at an exercise price of $37.54 per share, which will be vested immediately and exercisable under the same terms and conditions of Mr. Coury's existing option agreement. Mr. Coury shall be permitted to transfer such shares in accordance with the Securities Act of 1933. Mr. Coury will be granted a "piggyback" registration right to participate in the registration statement contemplated by item D.4, below, or such shares will be registered separately by Crown Castle on Form S-8, if available. Mr. Coury's continued assistance has been requested by Mr. Crown, consequently Crown Castle and Mr. Coury agree that the current Consulting Agreement will remain in full force and effect at the rate of Twenty Thousand Dollars per month ($20,000) effective July 1, 1998 provided, however, that the parties will revise the scope of the engagement as follows:

                    "Consultee hereby engages Consultant and Consultant hereby accepts such engagement to perform such specialized services as Robert Crown as President and Chief Executive Officer may from time to time reasonably request. Services to be rendered by Consultant pursuant to this agreement shall include, without limitation, rendering recommendations to Consultee and Consultee's affliates in investigating and negotiating and consummating commercial business transactions, and any and all other activities and services incidental thereto. Should Robert Crown not be
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                    serving as President and Chief Executive Officer either
                    party may request renegotiation of this agreement. Until such time as negotiations are completed Consultant shall continue to take direction from Robert Crown and Consultee shall continue to compensate Consultant in accordance with the current Agreement."

               and provided further any notices of termination whether at the end of the initial term or termination with or without cause shall be modified to provide sixty (60) days written notice prior to termination being effective.

     D.   Board Representation and Certain Other Matters
          ----------------------------------------------

          1. Mr. Crown will continue to serve as a member of the Crown Castle Board of Directors so long as the Crowns' ownership interest in Crown Castle has a market value of $10 million, in accordance with the New Stockholders Agreement.

          2. Subject to the provisions of Section 3.10 of the New Stockholders Agreement, so long as the Crowns and their permitted transferees maintain ownership of a minimum of 1% of the outstanding Crown Castle Common Stock (a) Crown Castle shall retain the name "Crown Castle International Corp.," (b) Crown Castle's principal affiliate owning communications towers in the United States shall retain the name "Crown Communication Inc.," (c) all of Crown Castle's operations in the United States will be conducted by CCI, and any subsidiaries or affiliates of Crown Castle or CCI conducting such operations will include the name "Crown" first in their corporate name or will otherwise be conducted under the name "Crown"
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               consistent with the provisions of the Governance Memorandum (as defined below) relating to CCI, and (d) CCI and all of its United States subsidiaries will retain the current "Crown" logo.

          3. Crown Castle will maintain the headquarters of its domestic operations in Pittsburgh, Pennsylvania or the surrounding area unless a majority of the independent members of the Crown Castle Board of Directors, in exercising their business judgment and fiduciary responsibilities, determines in good faith that relocating such headquarters will be in the best interests of Crown Castle and its stockholders.

          4. The Crowns will be provided a separate demand registration right pursuant to the New Stockholders Agreement, which right may be exercised following the expiration of the six-month lockup period referred to above.

          5. Effective upon the closing of the Offering, the CCI Board of Directors shall initially consist of the following five members:
               Robert A. Crown, Stuart Williams, Carl Ferenbach (or another member of the Crown Castle Board of Directors acceptable to Mr. Crown), David Ivy and Ted Miller.

          6. Robert A. Crown will provide a list of operating issues which will require approval by the CCI Board of Directors, including such matters as insurance, internal policies and procedures, employee benefits, employee handbooks and consulting agreements.

          7. So long as Mr. Crown is a director of CCI or Crown Castle, he shall have a continuing right to bring an advisor of his choice to all meetings of the Boards of Directors of CCI or Crown Castle, as applicable.
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          8.   Until the successful closing of the Offering, the provisions of each of the Existing Stockholders Agreement and the Memorandum of Understanding Regarding Management and Governance of Castle Tower Holding Corp. and Crown Communications, Inc., dated as of August 15, 1997 (the "Governance Memorandum"), shall remain in full force and effect. For the avoidance of doubt, a "successful closing of the Offering" shall mean the closing of the IPO, as defined in the IPO Side Letter, which in turn is defined in the Exchange Agreement, as such IPO Side Letter may be amended, subject to the minimum price of $45 per share being satisfied.

          9. Upon the successful closing of the Offering (as defined above), the New Stockholders Agreement will be in effect (and will be modified as necessary to reflect the terms of this memorandum). The Governance Memorandum shall remain in full force and effect (and will be modified as necessary to reflect the terms of this memorandum) until the earlier of (a) termination of the aforementioned six-month management transition period, and (b) such time as Mr. Crown resigns as President and Chief Executive Officer of CCI, in each case as contemplated in this memorandum.

     E.   Termination
          -----------

          1.   Unless extended by the parties hereto, the agreements reflected in this memorandum shall be terminated if the Offering shall not have been successfully closed by October 31, 1998, other than items B.3, C.3 and D.3 hereof which will survive such termination in full force and effect. Upon such termination, the Existing Stockholders Agreement and the Governance Memorandum will continue in full force and effect, except to the extent that
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               the Governance Memorandum is modified in accordance with item D.3 hereof.

          Intending to be legally bound, the parties have executed this memorandum this 2nd day of July, 1998



                                        ___________________________________
                                        ROBERT A. CROWN



                                        ___________________________________
                                        BARBARA A. CROWN



                                        ___________________________________
                                        CROWN CASTLE INTERNATIONAL CORP.
                                        By:     Carl Ferenbach
                                        Title:  Chairman of the Board